UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No. 1)*

Taomee Holdings Limited

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

G8673T 108***

(CUSIP Number)

Benson Haibing Wang c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People’s Republic of China +86 21 3367 4012	Roc Yunpeng Cheng c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People’s Republic of China +86 21 3367 4012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8673T 108		13D	Page 2 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Benson Haibing Wang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,456,592
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,456,592
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,456,592
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.4%
14	Type of Reporting Person IN

CUSIP No. G8673T 108		13D	Page 3 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joy Union Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 86,392,592
	8	Shared Voting Power 0
	9	Sole Dispositive Power 86,392,592
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,392,592
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%
14	Type of Reporting Person CO

CUSIP No. G8673T 108		13D	Page 4 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Roc Yunpeng Cheng
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,137,193
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,137,193
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,137,193
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person IN

CUSIP No. G8673T 108		13D	Page 5 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charming China Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,392,593
	8	Shared Voting Power 0
	9	Sole Dispositive Power 71,392,593
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,392,593
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person CO

Introductory Note

This amendment No. 1 to Schedule 13D (this “Amendment No. 1) is filed jointly by Mr. Benson Haibing Wang (“Mr. Wang”), Joy Union Holdings Limited (“Joy Union” and together with Mr. Wang, the “Founder A Parties”), Roc Yunpeng Cheng (“Mr. Cheng”) and Charming China Limited (“Charming China” and together with Mr. Cheng, the “Founder B Parties”, and together with the Founder A Parties, the “Reporting Persons”).

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission (“SEC”) on June 5, 2015 (the “Schedule 13D”) by the Party A Founders and the Party B Founders with respect to ordinary shares, US$0.00002 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing 20 Ordinary Shares), of Taomee Holdings Limited (the “Company” or the “Issuer”), which supersedes (i) the Schedule 13G filed by the Founder A Parties with the SEC on February 6, 2012, as previously amended by amendments to Schedule 13G filed on February 5, 2013, January 28, 2014 and February 17, 2015 and (ii) the Schedule 13G filed by the Founder B Parties with the SEC on February 6, 2012, as previously amended by amendments to Schedule 13G filed on February 5, 2013, January 28, 2014 and February 17, 2015.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an Agreement and Plan of Merger, dated as of December 11, 2015 (the “Merger Agreement”), by and among (i) Orient TM Parent Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) Orient TM Merger Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 3, and is incorporated herein by reference in its entirety.

The Reporting Persons and Orient Ruide Capital Management (Shanghai) Co., Ltd. (the “Sponsor,” together with the Reporting Persons, the “Consortium”) anticipate that approximately $98 million will be expended in acquiring 517,848,127 outstanding Ordinary Shares of the Issuer other than the Rollover Shares (the “Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase Ordinary Shares and restricted shares issued by the Issuer; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Consortium pursuant to an equity commitment letter, dated as of December 11, 2015 (the “Equity Commitment Letter”), by and among the Sponsor and Parent. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide equity financing of an approximate amount of $98 million to Parent to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter. A copy of the Equity Commitment Letter is filed as Exhibit 4, and is incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, Mr. Liqing Zeng (“Mr. Zeng”) and Frontier Technology Holdings Limited (each a “Rollover Shareholder”, and together, the “Rollover Shareholders”) entered into a rollover and support agreement (the “Rollover Agreement”) with Parent, pursuant to which at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by such Rollover Shareholder as set forth in the Rollover Agreement (the “Rollover Shares”) will be cancelled for no consideration, and other equity securities of the Company held by such Rollover Shareholders shall be treated as set forth in the Merger Agreement and not affected by the Rollover Agreement. Immediately prior to the closing of the Merger, each Rollover Shareholder or his/its affiliate shall subscribe, and the Parent shall issue to such Rollover Shareholder or his/its affiliate, at par value per share, the number of ordinary shares of the Parent equal to the number of Rollover Shares held by such Rollover Shareholder and cancelled pursuant to the Rollover Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 5 and is incorporated herein by reference in its entirety.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 11, 2015, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger, other than (a) the Rollover Shares, (b) Ordinary Shares beneficially owned by the Company or held by the Company as treasury shares, (c) any Ordianry Share held by JPMorgan Chase Bank, N.A. as depositary that are reserved (but not yet allocated) by the Company for settlement upon exercise of any equity award of the Company, and (d) Ordinary Shares held by shareholders who have validly given a written objection and a written notice with respect to the Merger pursuant to Section 238(2) and Section 238(5) of the Cayman Islands Companies Law Cap. 22 (the “CICL”) and not withdrawn or lost their dissenter’s rights pursuant to the CICL (collectively the “Excluded Shares”), will be cancelled and cease to exist, in exchange for the right to receive US$0.1884 in cash per share without interest, and each ADS issued and outstanding immediately prior to the effective time of the Merger (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive US$3.767 in cash per ADS without interest. The Merger is subject to the approval of the Company’s shareholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the ADSs will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Parent. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of the Sponsor, the Founder A Parties and the Founder B Parties (each a “Guarantor” and together, the “Guarantors”), entered into a limited guaranty in favor of the Company (each a “Limited Guaranty” and together, the “Limited Guaranties” ), pursuant to which each Guarantor irrevocably and unconditionally guaranteed a portion of Parent’s payment obligations under the Merger Agreement for (i) reimbursement of the Company upon the termination of the Merger Agreement, for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its subsidiaries in connection with the cooperation of the Company and its subsidiaries in obtaining any alternative financing, and indemnification of the Company, its subsidiaries and their respective representatives from and against any and all liabilities or losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of any alternative financing and any information used in connection therewith, (ii) termination fee that may become payable by Parent under certain circumstances and costs and expenses incurred in connection with the collection and enforcement of such termination fee. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guaranties, copies of which are filed as Exhibits 6 through 8, and are incorporated herein by reference in their entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plan or proposal which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person:	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Wang (3)	88,456,592 Ordinary Shares	12.4%	88,456,592 Ordinary Shares	0	88,456,592 Ordinary Shares	0
Joy Union (4)	86,392,592 Ordinary Shares	12.1%	86,392,592 Ordinary Shares	0	86,392,592 Ordinary Shares	0
Mr. Cheng (5)	75,137,193 Ordinary Shares	10.5%	75,137,193 Ordinary Shares	0	75,137,193 Ordinary Shares	0
Charming China (6)	71,392,593 Ordinary Shares	10.0%	71,392,593 Ordinary Shares	0	71,392,593 Ordinary Shares	0

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2) Percentage of beneficial ownership of each listed person is based on 711,520,160 Ordinary Shares outstanding as of December 11, 2015, as well as the Ordinary Shares underlying share options exercisable by such person and restricted shares to be vested to such person within 60 days of December 11, 2015.

(3) Includes (i) 314,000 Ordinary Shares directly held by Mr. Wang, (ii) 1,000,000 Ordinary Shares issuable upon exercise of options held by Mr. Wang within 60 days of December 11, 2015, (iii) 750,000 restricted shares to be vested to Mr. Wang within 60 days of December 11, 2015, and (iv) 86,392,592 Ordinary Shares beneficially owned through Mr. Wang’s holding in Joy Union. Mr. Wang is the sole director of Joy Union and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wang may be deemed to beneficially own all of the Ordinary Shares held by Joy Union.

(4) Includes 12 Ordinary Shares and 86,392,580 Ordinary Shares represented by 4,319,629 ADSs.

(5) Includes (i) 314,000 Ordinary Shares directly held by Mr. Cheng, (ii) 2,930,600 Ordinary Shares issuable upon exercise of options held by Mr. Cheng within 60 days of December 11, 2015, (iii) 500,000 restricted shares to be vested to Mr. Cheng within 60 days of December 11, 2015, and (iv) 71,392,593 Ordinary Shares beneficially owned through Mr. Cheng’s holding in Charming China. Mr. Cheng is the sole director of Charming China and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Cheng may be deemed to beneficially own all of the Ordinary Shares held by Charming China.

(6) Includes 13 Ordinary Shares and 71,392,580 Ordinary Shares represented by 3,569,629 ADSs.

Due to the nature of the transaction described in Item 4 of this statement, (a) the Founder A Parties and the Founder B Parties could be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with the Sponsor, and (b) the Founder A Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Founder B Parties, and the Founder B Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Fonder A Parties. As a result, Mr. Wang and Mr. Cheng may both be deemed to beneficially own an aggregate of 163,593,785 Ordinary Shares, or 22.8% of the total outstanding Ordinary Shares as of December 11, 2015, as well as the Ordinary Shares underlying share options exercisable by Mr. Wang and Mr. Cheng and the restricted shares to be vested to Mr. Wang and Mr. Cheng within 60 days of December 11, 2015. Each of the Founder A Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person, and each of the Founder B Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person.

(c) None of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information regarding the Merger Agreement, the Equity Commitment Letter, the Rollover Agreement and the Limited Guaranties under Item 4 is incorporated herein by reference in their entirety. In addition, the descriptions in Item 3 and Item 4 of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 3 through 8 and are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

3	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated December 11, 2015.

4	Equity Commitment Letter by the Sponsor in favor of the Parent, dated December 11, 2015.

5	Rollover and Support Agreement by the Reporting Persons, Mr. Zeng and Frontier Technology Holdings Limited, dated December 11, 2015.

6	Limited Guaranty by the Founder A Parties in favor of the Company, dated December 11, 2015.

7	Limited Guaranty by the Founder B Parties in favor of the Company, dated December 11, 2015.

8	Limited Guaranty by the Sponsor in favor of the Company, dated December 11, 2015.

9	Joint Filing Agreement, dated December 11, 2015 by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2015

Benson Haibing Wang

/s/ Benson Haibing Wang

Joy Union Holdings Limited

	By:	/s/ Benson Haibing Wang
Name: Benson Haibing Wang
Title: Director
‘

Roc Yunpeng Cheng

/s/ Roc Yunpeng Cheng

Charming China Limited

	By:	/s/ Roc Yunpeng Cheng
Name: Roc Yunpeng Cheng
Title: Director